Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

The following is a copy of materials used in a presentation made to investors by Central Pacific Financial Corp. held on June 25, 2003 and posted on its website (www.cpbi.com) on June 25, 2003.

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Central Pacific Financial Corp.

Merger with

CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank

June 25, 2003

[LOGO]

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively.  The registration statement is not final and will be further amended. CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

Transaction Summary

Consideration per CBBI Share (1)	1.7606 shares of CPF Stock + $24.50 in cash
Offer Price(2)	$74.91 per CBBI share
Premium Over Closing Price (4/14/03)	64%
Premium Over Unaffected Price (2/25/03)(3)	74%
Implied Transaction Value	$306 million
Pro Forma Ownership(4)	70% CPF; 30% CBBI
Anticipated Closing	Q4-2003
Required Approvals & Conditions	CPF and CBBI shareholders, regulatory approvals, satisfactory due diligence and redemption of CBBI’s poison pill

(1)         Consideration is prior to stock dividend announced by CBBI to be paid 6/27/03.  After stock dividend, consideration is 1.6005 shares of CPF stock + $22.27

(2)         Based on CPF stock price of $28.63 on 6/23/03.

(3)         Unaffected Price:  Price the day before CPF began purchasing shares of CBBI in the open market.

(4)         Assumes 7.1 million CPF shares issued to CBBI shareholders.

An Attractive Offer

	CBBI
	4/14/03		Transaction

Price Per Share	$45.60		$74.91	(1)

Price/2002A EPS	13.3	x	21.8	x

Price/2003E EPS(2)	10.0	x	16.4	x

Price/Tangible Book(3)	1.23	x	2.02	x

(1)         Based on CPF stock price of $28.63 on 6/23/03.

(2)         Assumes 2003 EPS of $4.56 (based on projections prepared by CPF Management).

(3)         Based on tangible book of $151M as of 12/31/02.

Good For Hawaii, Local Community & Customers

•                                          Creates a stronger, locally based and managed bank for Hawaii

•                            $2.4B in loans(1); $2.8B in deposits(1); $3.8B in assets(1)

•                            14% deposit market share in Hawaii(2)

•                            Provides a strong local alternative to mainland-managed and foreign-owned banks

•                                          Customers in the local community benefit

•                            Expanded “fiercely loyal” personalized service

•                            Added convenience:  larger branch & ATM network

•                            Broader menu of products and services

•                            Larger lending capacity

(1)         Source:  CPF and CBBI financials as of 12/31/02.

(2)         Source:  SNL Securities as of 6/30/02.

Shareholders of Both Banks Win

•                                          Combined bank offers anticipated EPS accretion

•            Consolidation, scale and efficiency result in fully phased-in anticipated annual cost saves of $16 million

•                                          CBBI shareholders receive 64%(1) premium and over 220%(1)(2)  increase in cash dividends

•                                    Opportunity to own a company with an outstanding track record of performance

•                                          Increased investor visibility & trading liquidity

•                                    Over $600 million pro forma market cap(3)

•                                    NYSE listing

(1)         Based on CPF stock price of $28.63 on 6/23/03 and CBBI stock price of $45.60 on 4/14/03.

(2)         Assumed reinvestment of cash proceeds in CPF stock at CPF’s share price of $28.63 on 6/23/03.

(3)         As of 6/23/03.

It’s a Logical Fit—and Easy to Integrate

•                                          Similar roots and culture

•                                    Common roots, post-WWII founding

•                                    Local values

•                                    Focused on personalized service

•                                          Same market

•                                    Small and mid-sized businesses, retail customers

•                                    Overlapping geography

•                                          Common Fiserv based technology platform

CPF:  Our Track Record Makes The Case

CPF Snapshot

Earnings Per Share

[CHART]

• Assets(1)	$2.0	B
• Deposits(1)	$1.6	B
• Market Cap(2)	$459	M
• ROAE(3)	20.55%
• ROAA(3)	1.74%
• Price(2)/2003E EPS(4)	13.6	x
• Price(2)/Book(5)	2.64	x

(1)         As of 12/31/02.

(2)         As of 6/23/03.

(3)         ROAE:  Return on Average Equity.  ROAA:  Return on Average Assets.  Based on 2002 performance.

(4)         2003E EPS based on FirstCall estimates.

(5)         Book value as of 12/31/02.

CPF Stock Outperforms

[CHART]

CPF:  Consistent Earnings Growth

($ in millions)

CPF	CBBI

[CHART]	[CHART]

CPF:  Rising Returns

CPF	CBBI

[CHART]	[CHART]

CPF:  Unmatched Credit Quality

CPF	CBBI

[CHART]	[CHART]

CPF:  Strong Deposit Growth

($ in millions)

CPF	CBBI

[CHART]	[CHART]

CPF:  Superior Efficiency Ratio

CPF	CBBI

[CHART]	[CHART]

CPF-CBBI:
A Powerful Combination

CPF-CBBI:  A Great Fit

	CPF	CBBI
Founded in	1954	1959
Operations	24 branches on 4 islands	22 branches on 4 islands
Lead Product	Commercial Mortgage	Residential Mortgage
	(42% of loans)	(42% of loans)
Deposit Rank	#4	#5
Common Heritage	Founded to serve the Japanese-American Community in Hawaii
Market Focus	Become local bank of choice in Hawaii
Opportunity	Proven success at creating value for shareholders	Opportunity for cost savings and performance enhancement

CPF-CBBI:  Well-Positioned for Hawaii Market Leadership

($ in millions)

	CPF	CBBI	Pro Forma

Net Loans	$1,266	$1,035	$2,301

Assets	2,028	1,674	3,840

Deposits	1,641	1,163	2,804

Note:                   Data as of 12/31/02 except that pro forma assets includes merger adjustments assuming that the transaction had closed then.

CPF-CBBI:  Significantly Builds Deposit Market Share in Hawaii

[CHART]

CPF-CBBI:  Diversified Loan Portfolio

CPF	CBBI

[CHART]	[CHART]

PRO FORMA

[CHART]

CPF-CBBI:  Strong Core-Deposit Base

CPF	CBBI

[CHART]	[CHART]

PRO FORMA

[CHART]

Transaction Assumptions

•                              Earnings for CPF(1)

• $2.11 per share for 2003, $2.28 for 2004, 10% growth thereafter

•                              Earnings Projections for CBBI

•                        No due diligence performed on CBBI

•                        No research coverage

•                        Projections based on model prepared by CPF’s management

•                              $16 million cost saves

•                        15% of combined operating expenses

•                        75% in 2004, 100% in 2005

•                              Core-deposit intangible estimated at $21 million (2), amortized over 7 years

•                               $38 million restructuring charge

•                               No revenue enhancements assumed

(1)           Source:  FirstCall.

(2)           Core-deposit premium estimated at 3.0% of CBBI’s estimated $700 million in core deposits as of 12/31/2002.

Pro Forma EPS Impact

	Projected for Fiscal Year
Earnings Projections	2004	2005
CPF’s Stand Alone GAAP EPS(1)	$2.28	$2.51
Pro Forma GAAP EPS(2)	$2.43	$2.76
Accretion to CPF ($)	$0.15	$0.25
Accretion to CPF (%)	7%	10%
Pro Forma Cash EPS(2)	$2.56	$2.89
Accretion to CPF ($)	$0.28	$0.38
Accretion to CPF (%)	12%	15%

Note:                   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005.  No due diligence has been performed on CBBI other than reviewing public information.  All projections for CBBI based on a model prepared by CPF Management.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1)         Source:  FirstCall.

(2)         Assumed EPS projections for CBBI of $4.95 in 2004 and $5.33 in 2005.

Good For Hawaii, Customers & Shareholders of Both Banks

•                                          Creates a stronger, locally based and managed bank for Hawaii—to better meet unique local needs

•                                          More customers to enjoy “fiercely loyal” service, added convenience, larger lending limits and a broader menu of products and services

•                                          Shareholders of both banks win

•                                    Anticipated EPS accretion

•                                    Stronger competitive position

•                                    Attractive premium and cash dividend for CBBI shareholders

•                                    Significant synergies

•                                    Low execution risk

Appendix

Credit Quality

($ in millions)

	CPF		CBBI		Pro Forma
Non Performing Loans	$0.4		$12.7(1)		$13.2
Non Performing Assets	2.3		14.9(1)		17.3
Loan Loss Reserves	24.2		27.1		51.3
Net Charge-Offs	0.5		9.5		10.0

NPL/Loans	0.03%		1.10%		0.54%
NPAs/Loans + OREO	0.18		1.28		0.70
NCOs/Avg. Loans	0.04		0. 82		0.41
Reserves/Loans	1.88		2.34		2.09
Reserves/NPL	55.1	x	2.13	x	3.90	x
Reserves/NCOs	52.0	x	2.87	x	5.18	x

Note:  As of 12/31/02.

(1)         Excludes restructured loans.

CBBI’s Core EPS Reconciliation

($ in millions)

	2001	2002
Net Income (as reported)	$6.2	$13.5
Add
Impairment of asset-backed securities (after-tax(1))	6.9	0.9
Realized losses on sale of securities (after-tax(1))	0.1	1.2
Core Net Income	$13.2	$15.5
Average Diluted Shares	3.892	3.935
EPS:
As Reported	$1.58	$3.43
Core	3.39	3.95

(1)         35% assumed tax rate.

Market Share in Key Markets

($ in millions)

Oahu, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	BNP Paribas (First Hawaiian Bank)	$4,442.5	28.5%	18.7%
2	Bank of Hawaii Corp.	4,433.7	28.5	70.5
3	HEI (American Savings)	3,052.6	19.6	81.4
	CPF–CBBI	2,479.3	15.9	91.6
4	Central Pacific	1,409.3	9.1	90.4
5	CBBI	1,070.0	6.9	93.2
6	Territorial Svgs Group Inc.	433.8	2.8	78.2
7	Finance Factors, Ltd.	332.0	2.1	79.7
8	Hawaii National Bancshares	294.6	1.9	90.3
9	HomeStreet Inc.	61.2	0.4	8.2
10	Orient Bancorporation	48.9	0.3	10.9
	Totals	$15,579.1

Source:  SNL Securities as of 6/30/02.

Market Share in Key Markets

($ in millions)

Maui, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	Bank of Hawaii Corp.	$506.6	32.8%	8.1%
2	BNP Paribas (First Hawaiian Bank)	499.8	32.3	2.1
3	HEI (American Savings)	339.0	21.9	9.0
	CPF–CBBI	109.2	7.1	4.0
4	Central Pacific	60.3	3.9	3.9
5	CBBI	48.9	3.2	4.3
6	Territorial Svgs Group Inc.	43.7	2.8	7.9
7	Finance Factors, Ltd.	35.8	2.3	8.6
8	Hawaii National Bancshares	13.0	0.8	4.0
	Totals	$1,547.0

Source:  SNL Securities as of 6/30/02.

Market Share in Key Markets

($ in millions)

Big Island, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	Bank of Hawaii Corp.	$509.4	34.5%	8.1%
2	BNP Paribas (First Hawaiian Bank)	502.9	34.1	2.1
3	HEI (American Savings)	234.9	15.9	6.3
	CPF–CBBI	95.7	6.5	3.5
4	Central Pacific	66.7	4.5	4.3
5	Territorial Savings Group Inc.	61.2	4.2	11.0
6	Finance Factors, Ltd.	38.3	2.6	9.2
7	CBBI	29.0	2.0	2.5
8	Hawaii National Bancshares	18.8	1.3	5.8
9	HomeStreet Inc.	14.0	1.0	1.9
	Totals	$1,475.2

Source:  SNL Securities as of 6/30/02.

Market Share in Key Markets

($ in millions)

Kauai, HI

Rank	Institutions	Total Deposits in Market	Total Market Share	Percent of Parent Deposits
1	BNP Paribas (First Hawaiian Bank)	$292.0	42.0%	1.2%
2	Bank of Hawaii Corp.	230.0	33.1	3.7
3	HEI (American Savings)	124.2	17.9	3.3
	CPF–CBBI	22.8	3.3	0.8
4	Central Pacific	22.8	3.3	1.5
5	Territorial Savings Group Inc.	16.1	2.3	2.9
6	Finance Factors, Ltd.	10.6	1.5	2.5
	Totals	$695.7

Source:  SNL Securities as of 6/30/02.

Central Pacific Financial Corp.

Merger with

CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank

June 25, 2003